Exhibit 4.3

DESCRIPTION OF SECURITIES

The following sets forth a summary of the material terms of our securities, including certain provisions of Delaware law and of the Second Amended and Restated Certificate of Incorporation (the “Charter”) of DocGo Inc. (“DocGo”), the Amended and Restated Bylaws of DocGo (the “Bylaws”) and the Warrant Agreement, dated October 14, 2020, by and between DocGo (fka Motion Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). This summary is not intended to be a complete summary of the rights and preferences of such securities and is qualified entirely by reference to the Charter, Bylaws and the Warrant Agreement. You should refer to our Charter, Bylaws and the Warrant Agreement, which are incorporated by reference as exhibits to our Annual Report on Form 10-K, for a complete description of the rights and preferences of our securities. The summary below is also qualified by reference to the provisions of the DGCL, as applicable.

Capital Stock

The Charter authorizes the issuance of 550,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of common stock, par value $0.0001 (“Common Stock”), and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

The Charter provides that DocGo has one class of common stock, Common Stock, par value $0.0001.

Preferred Stock

The Charter provides that shares of preferred stock may be issued from time to time in one or more series. The board of directors of DocGo is authorized to fix the voting rights, if any, designations, powers, preferences and relative participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors of DocGo is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have anti-takeover effects. The ability of the board of directors of DocGo to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Dividends

Under the Charter, holders of Common Stock are entitled to receive ratable dividends, if any, as may be declared from time-to-time by our board of directors out of legally available assets or funds. There are no current plans to pay cash dividends on Common Stock for the foreseeable future.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Charter, the holders of Common Stock will possess all voting power for the election of our directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders. Subject to certain limited exceptions, the holders of Common Stock shall at all times vote together as one class on all matters submitted to a vote of the holders of Common Stock under the Charter.

Preemptive or Other Rights

The Charter does not provide for any preemptive or other similar rights.

Election of Directors

The board of directors of DocGo consists of seven directors. The Charter provides that the board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the board of directors.

Under the Charter, directors are elected by a plurality voting standard, whereby each of our stockholders may not give more than one vote per share towards any one director nominee.

Annual Stockholder Meetings

The Charter provides that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by DocGo’s board of directors. To the extent permitted under applicable law, DocGo may conduct meetings by means of remote communication.

Stockholders’ Derivative Actions

Under the DGCL, any of DocGo’s stockholders may bring an action in DocGo’s name to procure a judgment in DocGo’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of DocGo’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Conflicts of Interest; Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. The Charter provides that, to the maximum extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to DocGo or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Charter or in the future, and further provides that DocGo will renounce any expectancy that any of the directors or officers of DocGo will offer any such corporate opportunity of which he or she may become aware to DocGo, except the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of DocGo.

Limitations on Liability and Indemnification of Officers and Directors

Limitation of Liability; Indemnification

The Charter provides that, to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of DocGo shall be personally liable to DocGo or its stockholders for monetary damages for breach of fiduciary duty as a director. The Bylaws also provide that no director or officer of DocGo shall be personally liable to DocGo or to any stockholder of DocGo for monetary damages for breach of fiduciary duty as a director or officer, but does not limit liability (i) for any breach of the director’s or the officer’s duty of loyalty to DocGo or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director or officer derived an improper personal benefit. At the Closing, DocGo entered into indemnification agreements with the directors and officers of DocGo.

Insurance Coverage

The Charter requires DocGo to maintain directors’ and officers’ liability insurance coverage of at least $5,000,000 per occurrence, to the fullest extent permitted by law covering, among other things, violations of federal or state securities laws. DocGo is also required to pay all premiums due thereon and may not make any material alteration to the terms thereof, or the coverage provided by, such insurance policy without the prior written consent of the board of directors. In connection with the consummation of the Business Combination, Motion purchased a tail policy with respect to liability coverage for the benefit of former Motion officers and directors for a period of six (6) years following the Closing.

These provisions may discourage current shareholders and future stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders and stockholders. Furthermore, a shareholder’s or stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Certain Anti-Takeover Provisions of Delaware Law, the Company’s Certificate of Incorporation and Bylaws

The Charter, Bylaws and DGCL contain provisions as summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of DocGo’s board of directors. These provisions are intended to avoid costly takeover battles, reduce DocGo’s vulnerability to a hostile change of control, and enhance the ability of DocGo’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire DocGo. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of DocGo by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

Forum Selection Clause

The Charter provides that unless we consent in writing to the selection of an alternative forum, (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America; however, this provision will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. For purposes of this provision, “internal corporate claims” means claims, including claims in the right of DocGo that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery.

Advance Notice of Director Nominations and New Business

The Bylaws state that in order for a stockholder to propose nominations of candidates to be elected as directors or any other proper business to be considered by stockholders at the annual meeting, such stockholder must, among other things, provide notice thereof in writing to the Secretary at the principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting (provided however that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held the preceding year, notice must be delivered no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of such meeting is first made by us). Such notice must contain, among other things, certain information about the stockholder giving the notice (and the beneficial owner, if any, on whose behalf the nomination or proposal is made) and certain information about any nominee or other proposed business.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our Charter does not provide for cumulative voting.

Classified Board of Directors

Our Charter provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, designated Class I, Class II and Class III. Class I, II and III directors shall initially serve until our 2022, 2023 and 2024 annual meetings of stockholders, respectively. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors.

Removal of Directors; Vacancies

Our Charter provides that directors may be removed only for cause and only upon the affirmative vote of holders of 662/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our Charter provides that any newly created directorships and any vacancies on our board of directors will be filled only by the affirmative vote of the majority of remaining directors. Therefore, stockholders are not able to elect new directors to fill any resulting vacancies that may be created as a result of such a special meeting.

Supermajority Vote Requirement to Amend the Bylaws and Certificate of Incorporation

The affirmative vote of at least 66 2/3% of the voting power of all the then-outstanding shares of capital stock entitled to vote, voting as a single class, is required for stockholders to adopt, amend or repeal (i) the Bylaws and (ii) Section 5.2 of Article V, Article VI, Article VIII, Article IX, Article X or Article XI of the Charter.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our Charter precludes stockholder action by written consent unless recommended and approved by all members of the board of directors of DocGo.

Listing of Securities

Our Common Stock and Warrants are listed on Nasdaq under the symbols “DCGO” and “DCGOW,” respectively.

Warrants

As of March 14, 2022, there were 6,366,638 warrants outstanding, consisting of 3,833,305 public warrants, each representing the right to purchase one share of Common Stock at a price of $11.50 per share, subject to certain conditions set forth in the Warrant Agreement (the “Public Warrants”) and 2,533,333 private placement warrants, each representing the right to purchase one share of Common Stock at a price of $11.50 per share, subject to certain conditions set forth in the Warrant Agreement (the “Private Warrants”, together with the Public Warrants, the “Warrants”).

Public Warrants

Each whole Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on and after December 5, 2021, except as described below. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of shares of Common Stock. This means only a whole Warrant may be exercised at a given time by a Warrant holder. The Warrants will expire on November 5, 2026, the date that is five years after the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Warrant will be exercisable and we will not be obligated to issue shares of Common Stock upon exercise of a Warrant unless the Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.

We have agreed that as soon as practicable, but in no event later than 15 business days after the Closing, we will use our reasonable best efforts to file, and within 60 business days following the Closing to have declared effective, a registration statement under the Securities Act covering the issuance of the shares of Common Stock issuable upon exercise of the warrants. Accordingly, we will use our reasonable best efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Common Stock until the warrants expire or are redeemed. Notwithstanding the above, if the Common Stock is not listed on a national securities exchange at the time of any exercise of a Warrant, such that the Common Stock does not satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act at that time, we may, at our option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants when the price per share of Common Stock equals or exceeds $18.00.    Once the Warrants become exercisable on December 5, 2021, we may redeem the outstanding Warrants (except as described herein with respect to the Private Warrants):

●	in whole and not in part;

●	at a price of $0.01 per Warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and

●	if, and only if, closing price of the Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Anti-dilution Adjustments”) on the third trading day prior to the date on which we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants.

We have established the $18.00 per share (subject to adjustment) redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise its Warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.

If we call the Warrants for redemption for cash as described above, our management will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our Warrants. If our management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” for this purpose shall mean the average last reported sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Warrants after the Closing. If we call our Warrants for redemption and our management does not take advantage of this option, the initial purchasers and their permitted transferees would still be entitled to exercise their private placement Warrants for cash or on a cashless basis using the same formula described above that other Warrant holders would have been required to use had all Warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail below.

Redemption of Warrants when the price per share of Common Stock equals or exceeds $10.00.    Once the Warrants become exercisable on December 5, 2021, we may redeem the outstanding Warrants (except as described herein with respect to the Private Warrants):

●	in whole and not in part;

●	at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants prior to redemption and receive that number of shares of Common Stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of our Common Stock (as defined below) except as otherwise described below;

●	if, and only if, the last reported sale price of Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the Warrant holders;

●	if, and only if, the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above; and

●	if, and only if, there is an effective registration statement covering the issuance of the shares of Common Stock issuable upon exercise of the Warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a Warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Common Stock on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant is adjusted as set forth in the first three paragraphs under the heading “— Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant.

Redemption Date (period to expiration of Warrants)	Fair Market Value of Class A Common Stock
	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
57 months	0.233	0.255	0.275	0.293	0.309	0.324	0.338	0.350	0.361
54 months	0.229	0.251	0.272	0.291	0.307	0.323	0.337	0.350	0.361
51 months	0.225	0.248	0.269	0.288	0.305	0.321	0.336	0.349	0.361
48 months	0.220	0.243	0.265	0.285	0.303	0.320	0.335	0.349	0.361
45 months	0.214	0.239	0.261	0.282	0.301	0.318	0.334	0.348	0.361
42 months	0.208	0.234	0.257	0.278	0.298	0.316	0.333	0.348	0.361
39 months	0.202	0.228	0.252	0.275	0.295	0.314	0.331	0.347	0.361
36 months	0.195	0.222	0.247	0.271	0.292	0.312	0.330	0.346	0.361
33 months	0.187	0.215	0.241	0.266	0.288	0.309	0.328	0.345	0.361
30 months	0.179	0.208	0.235	0.261	0.284	0.306	0.326	0.345	0.361
27 months	0.170	0.199	0.228	0.255	0.280	0.303	0.324	0.343	0.361
24 months	0.159	0.190	0.220	0.248	0.274	0.299	0.322	0.342	0.361
21 months	0.148	0.179	0.210	0.240	0.268	0.295	0.319	0.341	0.361
18 months	0.135	0.167	0.200	0.231	0.261	0.289	0.315	0.339	0.361
15 months	0.120	0.153	0.187	0.220	0.253	0.283	0.311	0.337	0.361
12 months	0.103	0.137	0.172	0.207	0.242	0.275	0.306	0.335	0.361
9 months	0.083	0.117	0.153	0.191	0.229	0.266	0.300	0.332	0.361
6 months	0.059	0.092	0.130	0.171	0.213	0.254	0.292	0.328	0.361
3 months	0.030	0.060	0.100	0.145	0.193	0.240	0.284	0.324	0.361
0 months	0.000	0.000	0.042	0.115	0.179	0.233	0.281	0.324	0.361

For example, if the average last reported sale price of Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Warrants is $11 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.255 shares of Common Stock for each whole Warrant. However, the exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.284 shares of Common Stock for each whole Warrant. In no event will the Warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Common Stock per Warrant. Once the average last reported sale price of Common Stock exceeds $18.00, we will have the option to redeem the Warrants using this method or as described above under the heading “Redemption of Warrants when the price per share of Common Stock equals or exceeds $18.00.”

This redemption feature differs from the typical Warrant redemption features used in other blank check companies, which typically only provide for a redemption of Warrants only when the trading price for the Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of Common Stock is below the exercise price of the Warrants. We have established this redemption feature to provide us with the flexibility to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Warrants when the price per share of Common Stock equals or exceeds $18.00.” Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares representing the applicable redemption price for their Warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Warrants, and therefore have certainty as to our capital structure. As such, we would redeem the Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Warrants.

As stated above, we can redeem the Warrants when the Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Warrants when the Common Stock is trading at a price below the exercise price of the Warrants, this could result in the Warrant holders receiving fewer shares of Common Stock than they would have received if they had exercised their Warrants for shares of Common Stock if and when the Common Stock trades at a price higher than the exercise price of $11.50. As stated above, we can redeem the warrants when the Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing Warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Warrants when the Common Stock is trading at a price below the exercise price of the Warrants, this could result in the warrant holders receiving fewer shares of Common Stock than they would have received if they had exercised their Warrants for shares of Common Stock if and when the Common Stock trades at a price higher than the exercise price of $11.50.

No fractional shares of Common Stock will be issued upon exercise of the Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round up to the nearest whole number of the number of shares of Common Stock to be issued to the holder. If, at the time of redemption, the Warrants are exercisable for a security other than the shares of Common Stock pursuant to the Warrant Agreement, the Warrants may be exercised for such security. At such time as the Warrants become exercisable for a security other than the shares of Common Stock, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Warrants.

Exercise Limitations.    A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments.    If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the ten (10)-trading-day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above and (b) certain ordinary cash dividends, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty (30) days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Warrant.

The Warrant holders do not have the rights or privileges of holders of Common Stock or any voting rights until they exercise their Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number of shares of Common Stock to be issued to the Warrant holder.

Private Warrants

The Private Warrants (including the Warrants that may be issued upon conversion of working capital loans and the Common Stock issuable upon exercise of such Warrants) will not be transferable, assignable or salable until December 5, 2021 and they will not be redeemable by us so long as they are held by the initial purchasers or their permitted transferees (except as described under “Description of Securities — Public Warrants — Redemption of Warrants when the price per share of Common Stock equals or exceeds $10.00”). The initial purchasers, or their permitted transferees, have the option to exercise the Private Warrants on a cashless basis and the initial purchasers and their permitted transferees will also have certain registration rights related to the Private Warrants (including the shares of Common Stock issuable upon exercise of the Private Warrants ), as described below. Otherwise, the Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Warrants are held by holders other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants. Each of the Warrants that may be issued upon conversion of working capital loans shall be identical to the Private Warrants.

If holders of the Private Warrants elect to exercise them on a cashless basis other than in connection with the above $10.00 redemption, they would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “private warrant fair market value” (defined below) over the exercise price of the Warrants by (y) the private warrant fair market value. The “private warrant fair market value” shall mean the average last reported sale price of the Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of Warrant exercise is sent to the Warrant agent. The reason that we have agreed that these Warrants will be exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees is because it is not known at this time whether they will be affiliated with us following the Closing. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of Common Stock issuable upon exercise of the Warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such Warrants on a cashless basis is appropriate.